EXHIBIT 15.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 16, 2016
In this Management’s Discussion and Analysis (MD&A), “we”, “Shopify” and “the Company” refer to Shopify Inc. and its consolidated subsidiaries. In this MD&A, we explain Shopify’s results of operations and cash flows for the fourth quarter and the fiscal year ending December 31, 2015, 2014 and 2013, and our financial position as of December 31, 2015. You should read this MD&A together with our audited consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2015. Additional information regarding Shopify, including our annual report on Form 20-F, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S GAAP"). All amounts are in U.S. dollars except where otherwise indicated. See “Presentation of Financial Information.”
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the year with the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding managements’ expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform. Unless the context requires otherwise, references in this MD&A to “Shopify”, “we”, “us”, “our”, or “the Company” include Shopify and all of its subsidiaries.

Forward-looking statements

This MD&A contains forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, and forward-looking information within the meaning of applicable Canadian securities legislation. These forward looking statements are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied by these forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue” or the negative of these terms or other comparable terminology. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•	the size of our addressable markets and our ability to serve those markets;

•	the achievement of advances in and expansion of our platform and our solutions;

•	our ability to predict future commerce trends and technology;

•	the intended growth of our business and making investments to drive future growth;

•	our ability to reach economies of scale;

•	the growth of our merchants’ revenues;

•	the growth of our third-party ecosystem, including formation of strategic partnerships;

•	potential selective acquisitions and investments;

•	the expansion of our platform into new markets;

•	fluctuations in our future gross margin percentages; and

•	our expectations on future incurred costs.
Although the forward-looking statements contained in this MD&A are based upon what we believe are reasonable assumptions, readers are cautioned against placing undue reliance on these statements since actual results may vary from the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include:

•	our ability to generate revenue while controlling our costs and expenses;

•	our ability to manage our growth effectively;

•	the absence of material adverse changes in our industry or the global economy;

•	trends in our industry and markets;

•	our ability to maintain good business relationships with our merchants, vendors and partners;

•
our ability to develop solutions that keep pace with the changes in technology, evolving industry standards, changes to the regulatory environment, new product introductions by competitors and changing merchant preferences and requirements;

•	our ability to protect our intellectual property rights;

•	our continued compliance with third-party license terms and the non-infringement of third-party intellectual property rights;

•	our ability to manage and integrate acquisitions;

•	our ability to retain key personnel; and

•	our ability to raise sufficient debt or equity financing to support our continued growth.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect our results. Factors that may cause actual results to differ materially from current expectations include:

•	our rapid growth may not be sustainable and depends on our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants;

•	our business could be harmed if we fail to manage our growth effectively;

•	we have a history of losses and we may be unable to achieve profitability;

•	our limited operating history in a new and developing market makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful;

•
if we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our merchants’ evolving needs, our business may be adversely affected;

•	a denial of service attack or security breach could delay or interrupt service to our merchants and their customers, harm our reputation or subject us to significant liability;

•	payment transactions on Shopify Payments may subject us to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business;

•	we rely on a single supplier to provide the technology we offer through Shopify Payments;

•
if the security of personally identifiable information we store relating to merchants and their customers is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability;

•	if our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our merchants;

•	exchange rate fluctuations may negatively affect our results of operations;

•	we may be unable to achieve or maintain data transmission capacity;

•	our growth depends in part on the success of our strategic relationships with third parties;

•	if we fail to maintain a consistently high level of customer service, our brand, business and financial results may be harmed;

•	we use a limited number of data centers and any disruption of service at our data facilities could harm our business;

•	if our solutions do not operate as effectively when accessed through mobile devices, our merchants and their customers may not be satisfied with our solutions;

•
changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers could adversely impact the process by which merchants and customers interface with our platform;

•	the impact of worldwide economic conditions, including the resulting effect on spending by SMBs, may adversely affect our business, operating results and financial condition;

•	we may be subject to claims by third-parties of intellectual property infringement;

•	we may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of our technology;

•	our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation;

•
if we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new merchants may be impaired and if our merchants are not able to generate traffic to their shops through search engines and social networking sites, their ability to attract consumers may be impaired;

•	if we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed;

•	if we are unable to hire, retain and motivate qualified personnel, our business will suffer;

•
we are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition;

•	activities of merchants or the content of their shops could damage our brand, subject us to liability and harm our business and financial results;

•	our operating results are subject to seasonal fluctuations;

•	our business is susceptible to risks associated with international sales and the use of our platform in various countries;

•
if third-party apps and themes change such that we do not or cannot maintain the compatibility of our platform with these apps and themes, or if we fail to provide third-party apps and themes that our merchants desire to add to their shops, demand for our platform could decline;

•
we rely on computer hardware, purchased or leased, and software licensed from and services rendered by third-parties in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	we may not be able to compete successfully against current and future competitors;

•	we do not have the history with our solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants;

•
we have in the past made and in the future may make acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position;

•	provisions of our debt instruments may restrict our ability to pursue our business strategies;

•	we may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition;

•	new tax laws could be enacted or existing laws could be applied to us or our merchants, which could increase the costs of our solutions and adversely impact our business;

•	if we are required to collect state and local business taxes and sales and use taxes in additional jurisdictions, we might be subject to tax liability for past sales;

•	we may not be able to use a significant portion of our tax carryforwards which could adversely affect our profitability;

•	we are dependent upon consumers’ and merchants’ willingness to use the internet for commerce;

•	we may face challenges in expanding into new geographic regions; and

•	our reported financial results may be materially and adversely affected by changes in accounting priciniples generally accepted in the United States.
These risks are described in further detail in the section entitled “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2015, and elsewhere in this MD&A. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.
The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Overview

Shopify provides the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, social media storefronts, and physical retail locations. As the number of channels over which merchants transact continues to expand, the importance of a multi-channel platform that is both fully integrated and easy to use increases. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office. Merchants can also use Shopify Mobile, our iPhone and Android application, to track and manage their business on the go. The Shopify platform has been engineered to enterprise-level standards and functionality while being designed for simplicity and ease-of-use. We have also designed our platform with a robust technical infrastructure able to manage large spikes in traffic and an application ecosystem to integrate additional functionality. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

A rich ecosystem of app developers, theme designers and other partners has evolved around the Shopify platform. With over 8,500 active partners referring merchants in 2015, we have built a strong, symbiotic relationship with our partners that continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our application program interface ("API") and the more than 1,200 apps available in the Shopify App Store. This ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes and retail verticals realize their potential. While our platform can scale to meet the needs of larger merchants, we focus on selling to small and medium-sized businesses ("SMBs"). As of December 31, 2015, we had more than 243,000 merchants from approximately 150 countries using our platform, representing growth of 68.3% in the number of merchants using our platform relative to December 31, 2014. In 2015, our platform processed Gross Merchandise Volume ("GMV") of $7.7 billion, representing an increase of 104.8% from the year ended December 31, 2014.

Our business has experienced rapid growth. Our total revenue increased from $50.3 million in 2013, to $105.0 million in 2014, and to $205.2 million in 2015, representing year-over-year increases of 109.0% and 95.4%, respectively. We had net losses of $4.8 million in 2013, $22.3 million in 2014, and $18.8 million in 2015. Our business model has two revenue streams: a recurring subscription component coupled with a merchant success-based component.
We generate the majority of our revenues through the sale of subscriptions to our platform. In 2015, subscription solutions revenues accounted for 54.6% of our total revenues (63.5% in the year ended December 31, 2014). We offer a range of plans that increase in price depending on additional features and economic considerations. We also offer Shopify Plus, which caters to merchants with higher-volume sales and additional functionality, scalability and support requirements. Redbull, P&G, Tesla, RadioShack and the New York Stock Exchange are among the more than 1,000 Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform as well as from the sale of themes, apps and registration of domain names. Our merchants typically enter into monthly subscription plans, so we do not believe deferred revenue is an accurate indicator of future revenue. Instead, we believe Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $66.7 million in the year ended December 31, 2014 to $112.0 million in the year ended December 31, 2015, representing an increase of 68.0%. As of December 31, 2015, MRR totaled $11.3 million, representing an increase of 72.8% relative to MRR at December 31, 2014.
We also offer a variety of merchant solutions that are intended to add value to our merchants and augment our subscription solutions. During the year ended December 31, 2015, merchant solutions revenues accounted for 45.4% of total revenues (36.5% in the year ended December 31, 2014). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments, which has been adopted by approximately 83% of our merchants in North America, 67% of our merchants in the United Kingdom and 18% of our merchants in Australia. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. As a result of the launch of Shopify Payments starting in August 2013, we have seen significant growth in the revenues generated from our merchant solutions. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from transaction fees, Shopify Shipping, referral fees from partners, and sales of point-of-sale ("POS") hardware. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $38.4 million in the year ended December 31, 2014, to $93.3 million in the year ended December 31, 2015, representing an increase of 143.2%.
Our business model is driven by our ability to attract new merchants, retain existing merchants and increase sales to both new and existing merchants. The total number of merchants using our platform grew from 84,073 as of December 31, 2013 to 144,670 as of December 31, 2014, and to 243,468 as of December 31, 2015. Our merchants represent a wide array of retail verticals and business sizes and no single merchant represented more than one percent of our total revenues in 2013, 2014 or 2015. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that can connect to the platform, develop new solutions to extend the functionality of our platform, enhance our ecosystem and partner programs, provide a high level of merchant service and support, and hire, retain and motivate qualified personnel. As of December 31, 2015, Shopify had 1,048 employees and consultants, up from 535 employees and consultants as of December 31, 2014.

As of December 31, 2015, approximately 58.1% of our merchants were located in the United States. In 2015, we generated 70.5% of our total revenues from merchants located in the United States, up from 68.7% in 2014. Such increase is primarily due to the introduction of Shopify Plus and the continued growth of Shopify Payments in the United States. Although a significant portion of our merchants are in the United States, we currently have merchants from approximately 150 countries using our platform.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants. If we are unable to achieve our revenue growth objectives, we may not be able to achieve profitability.

Key Performance Indicators

Key performance indicators that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue, Gross Merchandise Volume and Monthly Billings Retention Rate. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table sets forth the key performance indicators that we use to evaluate our business for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,
	2015	2014	2013
	(in thousands, except percentages)
Monthly Recurring Revenue	$11,335	$6,573	$3,819
Gross Merchandise Volume	$7,706,661	$3,763,838	$1,616,301
Monthly Billing Retention Rate	over 100.0%	over 100.0%	over 100.0%

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee revenue in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription solutions revenue. We had $11.3 million of MRR as at December 31, 2015.

Gross Merchandise Volume

GMV is the total dollar value of orders processed through our platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV processed through our platform is an indicator of the success of our merchants and the strength of our platform.

Our merchant solutions revenues are also directionally correlated with the level of GMV processed through our platform. For the year ended December 31, 2015 we processed GMV of $7.7 billion.

Monthly Billings Retention Rate

Monthly Billings Retention Rate ("MBRR") is calculated as of the end of each month by considering the cohort of merchants on the Shopify platform as of the beginning of the month and dividing total billings attributable to this cohort in the then-current month by total billings attributable to this cohort in the immediately preceding month. Billings include billings from subscriptions, recurring apps (net of referral fees), Shopify Payments fees, transaction fees, and Shopify Shipping fees (net of shipping costs). For annual fiscal periods, we report the average MBRR over the preceding 12 months. We use MBRR to evaluate our ability to maintain and expand our relationships with merchants.

To provide a deeper understanding of our merchant economics, the chart below displays the annual billings for merchant cohorts that joined the Shopify platform at different times in our history: from 2007 to 2013 (or the Pre-2014 cohort), as well as in 2014 and 2015. Although our focus on SMBs results in merchant retention rates that we believe are consistent with what we would associate with early stage businesses, the chart below demonstrates that any merchant decline within a cohort has been largely offset by increased billings from remaining merchants within that cohort. This shows what we believe to be one of the most powerful drivers of our business model: as our merchants have grown their businesses and become more successful, they have consumed more of our merchant solutions and upgraded to higher subscription plans.

BILLINGS BY COHORT
$200M
$150M
$100M
$50M
FY 2013
FY 2014
FY 2015
2015 Cohort
2014 Cohort
Pre-2014 Cohort

Factors Affecting the Comparability of our Results

Change in Revenue Mix

Within our merchant solutions offerings, we introduced Shopify Payments in the United States in August 2013, in Canada in September 2013, in the United Kingdom in November 2014 and in Australia in November 2015. As a result of introducing Shopify Payments, our revenues from merchant solutions and associated costs have increased significantly. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on merchant solutions are typically lower than on subscription solutions due to the associated third-party costs of providing these solutions. As a result, the introduction of Shopify Payments and the resultant shift in the mix of revenue sources has affected our overall gross margin percentage. More specifically, while our total revenues have increased in recent periods, principally as a result of introducing Shopify Payments, our overall gross margin percentage has decreased in these periods. Although Shopify Payments is an inherently lower gross margin solution, we view this revenue stream as beneficial to operating margins as Shopify Payments require significantly less marketing and research and development expense than Shopify’s core subscription business, while also likely driving higher retention among merchant subscribers.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-U.S. dollar based payment processing and other merchant solutions revenues increase.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform. We also generate associated subscription solutions revenues from the sale of themes, apps and registration of domain names.
We offer subscription plans with various price points, from entry level plans to Shopify Plus, a plan for merchants with higher-volume sales and additional functionality, scalability and support requirements. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Most merchants purchase subscription plans directly from us, although a small number of subscription plans are purchased through third-parties with whom we have reseller agreements in place. Where we contract directly with the merchant, subscription fees are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period. These subscription fees are non-refundable. Where we have reseller agreements in place, we bill the reseller for eligible merchants on a monthly basis and do not record deferred revenues on our consolidated balance sheet in connection with these subscriptions.

We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes, apps and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is generally an annual term. Revenues from the sale of apps are recognized net of amounts attributable to the third-party app developers, while revenues from the sale of themes and domains are recognized on a gross basis. Revenues from the sale of themes, apps and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription arrangement or because they are charged on a recurring basis.
Merchant Solutions
We generate merchant solutions revenues from payment processing fees from Shopify Payments, transaction fees, Shopify Shipping, referral fees from partners and sales of POS hardware.

The majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments is recognized at the time of the transaction. For Shopify Payments transactions, fees are determined based in part on a percentage of the dollar amount processed plus a per transaction fee, where applicable.
For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV processed. We bill our merchants for transaction fees at the end of a 30-day billing cycle and any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.
Shopify Shipping was launched in the United States in September 2015 and allows merchants to buy and print discounted shipping labels and track orders directly within the Shopify platform. We bill our merchants when they have purchased shipping labels surpassing predetermined billing thresholds, and any charges that have not been billed are accrued as unbilled receivables at the end of the reporting period. For Shopify Shipping, fees are determined based on the type of labels purchased. We recognize revenue from Shopify Shipping net of shipping costs, as it has been determined that we are the agent in the arrangement with merchants.

We also generate merchant solutions revenues in the form of referral fees from partners to whom we direct business. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we typically earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.

In connection with Shopify POS, a mobile application that lets merchants sell their products in a physical or retail setting, we sell compatible hardware products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.

For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “—Factors Affecting the Comparability of our Results—Seasonality.”

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with hosting infrastructure, billing processing fees, operations and merchant support expenses. Operations and merchant support expenses include costs associated with our data and network infrastructure and personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount. We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business. Over time, we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of infrastructure expansion projects.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold by us. The amount paid to the third-party developer varies depending on whether the developer has agreed to provide ongoing support to the merchant in connection with the merchant’s use of the theme.

Also included as cost of subscription solutions are domain registration fees and amortization of internal use software relating to the capitalized costs associated with the development of the platform and data infrastructure.

We expect that the cost of subscription solutions will increase in absolute dollars in future periods as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. The gross margin percentage on subscription solutions is expected to remain stable.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, Mastercard and American Express) as well as third-party processing fees. In August 2013, we launched Shopify Payments in the United States and have since released Shopify Payments in other jurisdictions. As a result of introducing Shopify Payments, our cost of merchant solutions has increased significantly. Cost of merchant solutions also consists of costs associated with hosting infrastructure and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Cost of merchant solutions also includes costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments. Also included within cost of merchant solutions is amortization of internal use software relating to capitalized costs associated with the development of merchant solutions.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases and the volume processed also grows. The gross margin percentage on merchant solutions is expected to stabilize in the short term. In the longer term, we believe that we may see increases in our gross margin percentage of merchant solutions as additional higher-margin merchant solutions offerings, such as Shopify Shipping, are launched.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments related to merchant acquisitions, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include commissions, travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred. We plan to continue to expand sales and marketing efforts to attract new merchants, retain existing merchants and increase revenues from both new and existing merchants. This growth will include adding outbound sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues.

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development and product design, contractor and consultant fees and corporate overhead allocations. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. In the past, these expenses have been reduced by Canadian federal Scientific Research and Experimental Development Program ("SR&ED") tax credits. As a public company, we still are able claim SR&ED activity for non-refundable tax credits, however, we are no longer able to reduce our research and development expenses through refundable SR&ED credits. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, data analytics, administrative, human resources and IT personnel, legal costs, professional fees, other corporate expenses and corporate overhead allocations. We expect that general and administrative expenses will increase on an absolute dollar basis but decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. We also anticipate continued increases to general and administrative expenses as we incur the costs of compliance associated with being a public company, including increased accounting and legal expenses.

Other Income (Expenses)

Other income (expenses) consists primarily of transaction gains or losses on foreign currency, interest income net of interest expense and gains or losses on asset disposals.

Results of Operations

The following table sets forth our consolidated statement of operations for the years ended December 31, 2015, 2014, and 2013.

	Years ended December 31,
	2015	2014	2013
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$111,979	$66,668	$38,339
Merchant solutions	93,254	38,350	11,913
	205,233	105,018	50,252
Cost of revenues(1):
Subscription solutions	24,531	16,790	8,504
Merchant solutions	69,631	26,433	5,009
	94,162	43,223	13,513
Gross profit	111,071	61,795	36,739
Operating expenses:
Sales and marketing(1)	70,374	45,929	23,351
Research and development(1)(2)	39,722	25,915	13,682
General and administrative(1)(3)	18,731	11,566	3,975
	128,827	83,410	41,008
Loss from operations	(17,756)	(21,615)	(4,269)
Other income (expense)	(1,034)	(696)	(568)
Net loss and comprehensive loss	$(18,790)	$(22,311)	$(4,837)
Net loss per share—basic and diluted(4)	$(0.30)	$(0.57)	$(0.13)
Weighted average shares used to compute net loss per share attributable to shareholders	61,716,065	38,940,252	37,248,710
(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Years ended December 31,
	2015	2014	2013
	(in thousands)
Cost of revenues	$345	$259	$113
Sales and marketing	1,351	696	354
Research and development	6,373	2,776	1,152
General and administrative	2,419	712	147
	$10,488	$4,443	$1,766
(2) Net of refundable tax credits ($1,058, $1,295 and $891 for the years ended December 31, 2015, 2014, and 2013 respectively).

(3) Includes sales and use taxes of $566, $2,182, and nil for the years ended December 31, 2015, 2014 and 2013, respectively.
(4) For the periods preceding our initial public offering, does not give effect to the conversion of Series A, Series B and Series C convertible preferred shares, which occurred upon the consummation of our initial public offering on May 27, 2015.

The following table sets forth our consolidated statement of operations as a percentage of total revenues for the years ended December 31, 2015, 2014, and 2013:

	Years ended December 31,
	2015	2014	2013
Revenues
Subscription solutions	54.6%	63.5%	76.3%
Merchant solutions	45.4%	36.5%	23.7%
	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	12.0%	16.0%	16.9%
Merchant solutions	33.9%	25.2%	10.0%
	45.9%	41.2%	26.9%
Gross profit	54.1%	58.8%	73.1%
Operating expenses
Sales and marketing	34.3%	43.7%	46.5%
Research and development	19.4%	24.7%	27.2%
General and administrative	9.1%	11.0%	7.9%
Total operating expenses	62.8%	79.4%	81.6%
Loss from operations	(8.7)%	(20.6)%	(8.5)%
Other income (expenses)	(0.5)%	(0.7)%	(1.1)%
Net loss and comprehensive loss	(9.2)%	(21.2)%	(9.6)%

The following table sets forth our consolidated revenues by geographic location for the years ended December 31, 2015, 2014, and 2013:

	Years ended December 31,
	2015	2014	2013
	(in thousands)
Revenues:
Canada	$14,691	$7,729	$4,101
United States	144,748	72,149	31,743
United Kingdom	15,436	7,912	4,517
Australia	10,531	6,420	3,807
Rest of World	19,827	10,808	6,084
Total Revenues	$205,233	$105,018	$50,252

The following table sets forth our consolidated revenues by geographic location as a percentage of total revenues for the years ended December 31, 2015, 2014, and 2013:

	Years ended December 31,
	2015	2014	2013
Revenues:
Canada	7.2%	7.4%	8.2%
United States	70.5%	68.7%	63.2%
United Kingdom	7.5%	7.5%	9.0%
Australia	5.1%	6.1%	7.6%
Rest of World	9.7%	10.3%	12.0%
Total Revenues	100.0%	100.0%	100.0%
Results of Operations for the years ended December 31, 2015, 2014, and 2013:

Revenues

	Years ended December 31,			2015 vs 2014	2014 vs 2013
	2015	2014	2013	% Change	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$111,979	$66,668	$38,339	68.0%	73.9%
Merchant solutions	93,254	38,350	11,913	143.2%	221.9%
	$205,233	$105,018	$50,252	95.4%	109.0%
Percentage of revenues:
Subscription solutions	54.6%	63.5%	76.3%
Merchant solutions	45.4%	36.5%	23.7%
Total revenues	100.0%	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $45.3 million, or 68.0%, for the year ended December 31, 2015 compared to the same period in 2014. Subscription solutions revenues increased $28.3 million, or 73.9%, for the year ended December 31, 2014 compared to the same period in 2013. The increase in both years was primarily a result of growth in the number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $54.9 million, or 143.2%, for the year ended December 31, 2015 compared to the same period in 2014. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $46.8 million in 2015 compared to the same period in 2014. This increase was a result of merchant growth and an increase in adoption of Shopify Payments by our merchants, which drove additional GMV that was processed using Shopify Payments. Additionally, revenue from transaction fees and referral fees from partners increased by $4.3 million and $2.3 million, respectively, during the year ended December 31, 2015 as a result of the increase in GMV processed through our platform compared to the same period in 2014. Merchant solutions also includes the sale of POS hardware, which increased by $1.3 million in the year ended December 31, 2015 as a result of increased demand for our POS solution compared to the same period in 2014.

Merchant solutions revenues increased $26.4 million, or 221.9%, for the year ended December 31, 2014 compared to the same period in 2013. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $23.5 million compared to the same period in 2013. Additionally, revenue from transaction fees increased by $1.9 million during the year ended December 31, 2014 as a result of the increase in GMV processed through our platform compared to the same period in 2013. Merchant solutions revenues from the sale of POS hardware increased by $1.1 million in the year ended December 31, 2014 as a result of increased demand for our POS solution compared to the same period in 2013.

Cost of Revenues

	Years ended December 31,			2015 vs 2014	2014 vs 2013
	2015	2014	2013	% Change	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$24,531	$16,790	$8,504	46.1%	97.4%
Cost of merchant solutions	69,631	26,433	5,009	163.4%	427.7%
Total cost of revenues	$94,162	$43,223	$13,513	117.9%	219.9%
Percentage of revenues:
Cost of subscription solutions	12.0%	16.0%	16.9%
Cost of merchant solutions	33.9%	25.2%	10.0%
	45.9%	41.2%	26.9%

Cost of Subscription Solutions
Cost of subscription solutions increased $7.7 million, or 46.1%, for the year ended December 31, 2015 compared to the same period in 2014. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in a $1.3 million increase in employee-related costs, a $1.2 million increase in payments to third-party theme developers and domain registration providers, a $1.9 million increase in amortization from our investment in software and hardware relating to our data centers, a $1.4 million increase in credit card fees for processing merchant billings and a $2.0 million increase in third-party infrastructure costs. Although cost of subscription solutions increased in terms of dollars, it decreased as a percentage of revenues from 16% in 2014 to 12% in 2015. The decrease was principally a result of a decrease in lower-margin theme revenue as a percentage of total subscription solutions revenue. Additionally, cost of subscription solutions as a percentage of revenue decreased due to a decrease in overall support costs which decreased as a percentage of revenue in 2015 as we shifted our support team to more of a remote-based model and from operational efficiencies gained after building out our second data center in 2014.

Cost of subscription solutions increased $8.3 million, or 97.4%, for the year ended December 31, 2014 compared to the same period in 2013. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in a $3.8 million increase in employee-related costs, a $1.5 million increase in payments to third-party theme developers and domain registration providers, a $1.2 million increase in amortization from our investment in software and hardware relating to our data centers, a $0.9 million increase in credit card fees for processing merchant billings and a $0.7 million increase in third-party server costs.

Cost of Merchant Solutions

Cost of merchant solutions increased $43.2 million, or 163.4%, for the year ended December 31, 2015 compared to the same period in 2014. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in payment processing fees, including interchange fees, increasing for the year ended December 31, 2015 as compared to the same period in 2014. Cost of sales associated with POS hardware also increased by $1.3 million for the year ended December 31, 2015.

Cost of merchant solutions increased $21.4 million, or 427.7%, for the year ended December 31, 2014 compared to the same period in 2013. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in payment processing fees increasing for the year ended December 31, 2014 as compared to the same period in 2013. Cost of sales associated with POS hardware also increased by $1.0 million for the year ended December 31, 2014.

Gross Profit

	Years ended December 31,			2015 vs 2014	2014 vs 2013
	2015	2014	2013	% Change	% Change
	(in thousands, except percentages)
Gross profit	$111,071	$61,795	$36,739	79.7%	68.2%
Percentage of total revenues	54.1%	58.8%	73.1%
Gross profit increased $49.3 million, or 79.7%, for the year ended December 31, 2015 compared to the same period in 2014. As a percentage of total revenues, gross profit decreased from 58.8% in the year ended December 31, 2014 to 54.1% in the year ended December 31, 2015, principally due to the faster growth of merchant solutions revenue compared to subscription solutions revenue. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. The lower gross margin percentage on merchant solutions is primarily due to third-party costs associated with providing payment-processing services such as credit card interchange and network fees charged by credit card providers such as Visa, Mastercard and American Express, as well as third-party processing fees.

Gross profit increased $25.1 million, or 68.2%, for the year ended December 31, 2014 compared to the same period in 2013. As a percentage of total revenues, gross profit decreased from 73.1% in the year ended December 31, 2013 to 58.8% in the year ended December 31, 2014, principally due to the faster growth of merchant solutions revenue compared to subscription solutions revenue after the introduction of Shopify Payments at the end of 2013.

Operating Expenses

Sales and Marketing

	Years ended December 31,			2015 vs 2014	2014 vs 2013
	2015	2014	2013	% Change	% Change
	(in thousands, except percentages)
Sales and marketing	$70,374	$45,929	$23,351	53.2%	96.7%
Percentage of total revenues	34.3%	43.7%	46.5%

Sales and marketing expenses increased $24.4 million, or 53.2%, for the year ended December 31, 2015 compared to the same period in 2014, primarily due to an increase of $15.0 million in marketing programs, such as advertisements on search engines and social media, to support the growth of our business. We believe the strong investment we are making in external marketing programs and internal ones, such as our Build a Business contest and the Shopify Blog, continue to be effective in growing the number of merchants using our platform. During the year ended December 31, 2015 the total number of merchants increased 68.3% to more than 243,000. In addition to external marketing spending, employee-related costs, including facilities expense, increased by $8.4 million in the year ended December 31, 2015, primarily resulting from total sales and marketing headcount growth of 132%. Software license costs also increased by $0.8 million as a result of supporting both the growth in our headcount and the growth of our business as we continue to use new software tools to effectively scale our operations as we enter into various new business activities. Sales and marketing expenses as a percentage of revenue have decreased year over year as revenue from Shopify Payments requires significantly less marketing expense than Shopify's core subscription business.

Sales and marketing expenses increased $22.6 million, or 96.7%, for the year ended December 31, 2014 compared to the same period in 2013, primarily due to an increase of $18.0 million in marketing programs and advertisements on social media, to support the growth of our business. In addition, employee-related costs increased $2.8 million in the year ended December 31, 2014 resulting from an increase in sales and marketing headcount. Facilities expenses increased $1.5 million in the year ended December 31, 2014 relative to the year ended December 31, 2013 as a result of the facilities expansion required to support the growth in our employee base. Sales and marketing expenses as a percentage of revenue have decreased year over year as revenue from Shopify Payments requires significantly less marketing expense than Shopify's core subscription business.

Research and Development

	Years ended December 31,			2015 vs 2014	2014 vs 2013
	2015	2014	2013	% Change	% Change
	(in thousands, except percentages)
Research and development	$39,722	$25,915	$13,682	53.3%	89.4%
Percentage of total revenues	19.4%	24.7%	27.2%

Research and development expenses increased $13.8 million, or 53.3%, for the year ended December 31, 2015 compared to the same period in 2014, due to an increase of $12.4 million in employee-related costs resulting from the growth in research and development headcount by 50%. Included in the $12.4 million is $1.7 million related to stock-based compensation, which is 62.4% higher than in 2014. Also included in employee-related costs is $1.9 million related to payroll taxes on options exercised within 2015. In the province of Ontario, employers are required to remit Employer Health Taxes, which are based on annual taxable benefits, which includes the taxable benefit recognized by option holders when they exercise their stock options. During the fourth quarter of fiscal 2015, we had a high volume of options exercised. Allocated facilities expenses also increased $1.4 million in the year ended December 31, 2015 relative to the year ended December 31, 2014 as a result of the facilities expansion in all of our locations to support the growth in our employee base. Software license costs increased by $0.4 million as a result of the growth of both our business and headcount. These increases were offset by increased capitalization of $1.0 million in software development costs versus 2014. Research and development expenses as a percentage of revenue have decreased year over year as revenue from Shopify Payments requires significantly less research and development expense than Shopify's core subscription business.

Research and development expenses increased $12.2 million, or 89.4%, for the year ended December 31, 2014 compared to the same period in 2013, primarily due to an increase of $9.3 million in employee-related costs resulting from an increase in research and development headcount in 2014. Facilities expenses increased $3.4 million in the year ended December 31, 2014 compared to the year ended December 31, 2013 as a result of the facilities expansion required to support the growth in our employee base. Research and development expenses as a percentage of revenue have decreased year over year as revenue from Shopify Payments requires significantly less research and development expense than Shopify's core subscription business.

General and Administrative

	Years ended December 31,			2015 vs 2014	2014 vs 2013
	2015	2014	2013	% Change	% Change
	(in thousands, except percentages)
General and administrative	$18,731	$11,566	$3,975	61.9%	191.0%
Percentage of total revenues	9.1%	11.0%	7.9%
General and administrative expenses increased $7.2 million, or 61.9%, for the year ended December 31, 2015 compared to the same period in 2014, due to an increase of $5.3 million in employee-related costs, $0.8 million in allocated facilities expense, $0.7 million in software license costs, $1.0 million in insurance costs and $1.3 million in professional service fees, offset by a decrease of $1.9 million in sales tax expenses. The increase in employee-related costs was associated with higher general and administrative headcount, which, along with the increase in allocated facilities expense and software license costs, was a result of the growth of our business. As a result of being a public company it has become more expensive to obtain director and officer liability insurance, which resulted in increased insurance costs. The increase in professional fees was attributable to higher fees for legal, accounting and tax services, resulting from the increased compliance obligations of being a public company. In 2014, we determined that we owed amounts related to sales and use taxes in various U.S. states and local jurisdictions. During the year ended December 31, 2015 we registered in applicable states, filed voluntary disclosure agreements and began charging sales taxes to our merchants. In the year ended December 31, 2015, prior to filing voluntary disclosure agreements we recognized sales taxes of $0.3 million within general and administrative expenses compared to $2.2 million for the year ended December 31, 2014. General and administrative expenses as a percentage of revenue decreased year over year as a result of the lower sales and use tax expense that was recognized in 2015 as compared to the prior year.

General and administrative expenses increased $7.6 million, or 191.0%, for the year ended December 31, 2014 compared to the same period in 2013, primarily due to an increase of $3.3 million in employee-related costs resulting from an 83.8% increase in headcount in 2014. Also contributing to the increase in general and administrative expenses was a $0.9 million increase in facilities expense, a $0.9 million increase in professional service fees and a $0.2 million increase in amortization of software as a result of the growth of our business, including the need for additional software licenses to support our larger employee base. General and administrative expenses also increased by $2.2 million in year ended December 31, 2014 as a result of an accrual for sales and use tax in the fourth quarter of 2014. General and administrative expenses as a percentage of revenue increased year over year as a result of the sales and use tax expense that was recognized in 2014 as compared to the prior year.

Other Income (Expenses)

	Years ended December 31,			2015 vs 2014	2014 vs 2013
	2015	2014	2013	% Change	% Change
	(in thousands, except percentages)
Other income (expenses), net	$(1,034)	$(696)	$(568)	*	*

*	Not a meaningful comparison

Other expenses increased by $0.3 million in the year ended December 31, 2015 compared to the same period in 2014. The increase was primarily a result of recognizing $1.2 million of foreign exchange losses due to fluctuations in foreign exchange rates in the year ended December 31, 2015, as compared to $0.8 million in the year ended December 31, 2014.

Profit (Loss)

	Years ended December 31,			2015 vs 2014	2014 vs 2013
	2015	2014	2013	% Change	% Change
	(in thousands, except share and per share data)
Net loss and comprehensive loss	$(18,790)	$(22,311)	$(4,837)	*	*
Basic and diluted net loss per share attributable to common shareholders	$(0.30)	$(0.57)	$(0.13)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	61,716,065	38,940,252	37,248,710

*	Not a meaningful comparison
The basic and diluted net loss per share attributable to shareholders for the year ended December 31, 2015, is not necessarily comparable with the same periods in 2014 as a result of our Initial Public Offering (“IPO”) of Class A subordinate voting shares and the conversion of all issued and outstanding convertible preferred shares into Class B multiple voting shares, both of which occurred in May 2015.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended December 31, 2015 and 2014.

	Three months ended December 31,
	2015	2014
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$34,608	$20,358
Merchant solutions	35,565	14,824
	70,173	35,182
Cost of revenues(1):
Subscription solutions	7,662	5,049
Merchant solutions	27,001	10,520
	34,663	15,569
Gross profit	35,510	19,613
Operating expenses:
Sales and marketing(1)	22,527	12,209
Research and development(1)(2)	13,541	6,619
General and administrative(1)(3)	5,961	5,280
	42,029	24,108
Loss from operations	(6,519)	(4,495)
Other income (expense)	212	(303)
Net loss and comprehensive loss	$(6,307)	$(4,798)
Net loss per share—basic and diluted(4)	$(0.08)	$(0.12)
Weighted average shares used to compute net loss per share attributable to shareholders	77,996,629	39,207,199

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended December 31,
	2015	2014
	(in thousands)
Cost of revenues	$147	$100
Sales and marketing	670	245
Research and development	3,520	766
General and administrative	872	365
	$5,209	$1,476

(2) Net of refundable tax credits of $535 and $575 and for the three months ended December 31, 2015 and 2014, respectively.

(3) Includes sales and use taxes of nil, $2,182, and nil for the three months ended December 31, 2015 and 2014 and respectively.

(4) For the periods preceding our initial public offering, does not give effect to the conversion of Series A, Series B and Series C convertible preferred shares, which occurred upon the consummation of our initial public offering on May 27, 2015.

Revenues

	Three months ended December 31,		2015 vs 2014
	2015	2014	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$34,608	$20,358	70.0%
Merchant solutions	35,565	14,824	139.9%
	$70,173	$35,182	99.5%
Percentage of revenues:
Subscription solutions	49.3%	57.9%
Merchant solutions	50.7%	42.1%
Total revenues	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $14.3 million, or 70.0%, for the three months ended December 31, 2015 compared to the same period in 2014. The quarter over quarter increase was primarily a result of growth in the number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $20.7 million, or 139.9%, for the three months ended December 31, 2015 compared to the same period in 2014. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the fourth quarter of 2015 compared to the same period in 2014. This increase was a result of merchant growth and an increase in the adoption of Shopify Payments by our merchants, which drove additional GMV that was processed using Shopify Payments. As referenced in our discussion on seasonality, our merchants typically process additional GMV during the holiday season, and as a result we have historically generated higher merchant solutions revenues, as a percentage of total revenues in our fourth quarter than in other quarters.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees and referral fees from partners increased during the three months ended December 31, 2015 compared to the same period in 2014, as a result of the increase in GMV processed through our platform compared to the same period in 2014. Merchant solutions also includes the sale of POS hardware, which increased in the three months ended December 31, 2015 compared to the same period in 2014 as a result of increased demand for our POS solution and the release of our new Tap, Chip and Swipe reader which began shipping in December 2015.

Cost of Revenues

	Three months ended December 31,		2015 vs 2014
	2015	2014	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$7,662	$5,049	51.8%
Cost of merchant solutions	27,001	10,520	156.7%
Total cost of revenues	$34,663	$15,569	122.6%
Percentage of revenues:
Cost of subscription solutions	10.9%	14.4%
Cost of merchant solutions	38.5%	29.9%
	49.4%	44.3%

Cost of Subscription Solutions
Cost of subscription solutions increased $2.6 million, or 51.8%, for the three months ended December 31, 2015 compared to the same period in 2014. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: employee-related costs, payments to third-party theme developers and domain registration providers, amortization from our investment in software and hardware relating to our data centers, credit card fees for processing merchant billings and third-party infrastructure costs. Although cost of subscription solutions increased in terms of dollars, it decreased as a percentage of revenues from 14.4% in Q4 2014 to 10.9% in Q4 2015. The decrease was principally a result of a decrease in lower-margin theme revenue as a percentage of total subscription solutions revenue. Additionally, cost of subscription solutions as a percentage of revenue decreased due to a decrease in overall support costs, which decreased as a percentage of revenue in 2015 as we shifted our support team to more of a remote-based model and from operational efficiencies gained after building out our second data center in 2014.

Cost of Merchant Solutions

Cost of merchant solutions increased $16.5 million, or 156.7%, for the three months ended December 31, 2015 compared to the same period in 2014. The increase was primarily due to the increase in GMV processed through Shopify Payments, which resulted in payment processing fees, including interchange fees, increasing for the three months ended December 31, 2015 as compared to the same period in 2014.

Gross Profit

	Three months ended December 31,		2015 vs 2014
	2015	2014	% Change
	(in thousands, except percentages)
Gross profit	$35,510	$19,613	81.1%
Percentage of total revenues	50.6%	55.7%
Gross profit increased $15.9 million, or 81.1%, for the three months ended December 31, 2015 compared to the same period in 2014. As a percentage of total revenues, gross profit decreased from 55.7% in the three months ended December 31, 2014 to 50.6% in the three months ended December 31, 2015, principally due to the faster growth of merchant solutions revenue compared to subscription solutions revenue. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. The lower gross margin percentage on merchant solutions is primarily due to third-party costs associated with providing payment-processing services such as credit card interchange and network fees charged by credit card providers as well as third-party processing fees.

Operating Expenses

Sales and Marketing

	Three months ended December 31,		2015 vs 2014
	2015	2014	% Change
	(in thousands, except percentages)
Sales and marketing	$22,527	$12,209	84.5%
Percentage of total revenues	32.1%	34.7%

Sales and marketing expenses increased $10.3 million, or 84.5%, for the three months ended December 31, 2015 compared to the same period in 2014, primarily due to an increase of $6.2 million in marketing programs, such as advertisements on search engines and social media, to support the growth of our business. In addition to external marketing spending, employee-related costs, including facilities expense, increased quarter over quarter by $3.7 million ($0.5 million of which related to stock-based compensation) and software license costs increased by $0.3 million quarter over quarter.

Research and Development

	Three months ended December 31,		2015 vs 2014
	2015	2014	% Change
	(in thousands, except percentages)
Research and development	$13,541	$6,619	104.6%
Percentage of total revenues	19.3%	18.8%

Research and development expenses increased $6.9 million, or 104.6%, for the three months ended December 31, 2015 compared to the same period in 2014, due to an increase of $6.6 million in employee-related costs, $0.9 million of which related to stock-based compensation, and $1.9 million of which related to payroll taxes on options exercised within the three months ended December 31, 2015. In the province of Ontario, employers are required to remit Employer Health Taxes which are based on annual taxable benefits, which includes the taxable benefit recognized by option holders when they exercise their stock options. During the fourth quarter of fiscal 2015, we had a high volume of options exercised due to the expiration of the lock-up period following our initial public offering. In addition to the increase in employee-related costs, allocated facilities expenses also increased $0.3 million in the three months ended December 31, 2015 relative to the three months ended December 31, 2014 as a result of the facilities expansion in all of our locations to support the growth in our employee base.

General and Administrative

	Three months ended December 31,		2015 vs 2014
	2015	2014	% Change
	(in thousands, except percentages)
General and administrative	$5,961	$5,280	12.9%
Percentage of total revenues	8.5%	15.0%

General and administrative expenses increased $0.7 million, or 12.9%, for the three months ended December 31, 2015 compared to the same period in 2014, due to an increase of $1.9 million in employee-related costs ($0.5 million of which related to stock-based compensation), $0.3 million in allocated facilities expense, $0.3 million in software license costs, $0.3 million in insurance costs, and $0.1 million in professional service fees. Those increased costs were offset by a decrease of $2.2 million in sales tax expenses. In 2014, we determined that we owed amounts related to sales and use taxes in various U.S. states and local jurisdictions and as a result we recorded a sales tax liability which was included in general and administrative expense in the three months ended December 31, 2014. During the year ended December 31, 2015 we registered in applicable states, filed voluntary disclosure agreements and began charging sales taxes to our merchants.

Other Income (Expenses)

	Three months ended December 31,		2015 vs 2014
	2015	2014	% Change
	(in thousands, except percentages)
Other income (expenses), net	$212	$(303)	*

*	Not a meaningful comparison

In the three months ended December 31, 2015 we had other income of $0.2 million, compared to other expenses of $0.3 million in the same period in 2014, a positive change of $0.5 million. The difference was due to a $0.3 million difference in foreign exchange impact, $0.1 million of interest income in the three months ended December 31, 2015, and as a result of recognizing a $0.1 million loss on asset disposal in the three months ended December 31, 2014.

Profit (Loss)

	Three months ended December 31,		2015 vs 2014
	2015	2014	% Change
	(in thousands, except share and per share data)
Net loss and comprehensive loss	$(6,307)	$(4,798)	*
Basic and diluted net loss per share attributable to common shareholders	$(0.08)	$(0.12)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	77,996,629	39,207,199
* Not a meaningful comparison

The basic and diluted net loss per share attributable to shareholders for the three months ended December 31, 2015, is not necessarily comparable with the same period in 2014 as a result of our Initial Public Offering (“IPO”) of Class A subordinate voting shares and the conversion of convertible preferred shares into Class B multiple voting shares, both of which occurred in May 2015.

Summary of Quarterly Results

The following table sets forth selected quarterly results of operations data for each of the eight quarters ended December 31, 2015. The information for each of these quarters has been derived from unaudited interim financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our interim unaudited financial statements and audited consolidated financial statements and related notes. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	(in thousands, except per share data)
Revenues:
Subscription solutions	$34,608	$29,560	$25,459	$22,352	$20,358	$17,690	$15,567	$13,053
Merchant solutions	35,565	23,226	19,467	14,996	14,824	9,656	8,113	5,757
	70,173	52,786	44,926	37,348	35,182	27,346	23,680	18,810
Cost of revenues: (1)
Subscription solutions	7,662	6,414	5,422	5,033	5,049	4,615	3,842	3,284
Merchant solutions	27,001	17,629	14,252	10,749	10,520	6,492	5,523	3,898
	34,663	24,043	19,674	15,782	15,569	11,107	9,365	7,182
Gross profit	35,510	28,743	25,252	21,566	19,613	16,239	14,315	11,628
Operating expenses:
Sales and marketing(1)	22,527	18,216	16,091	13,540	12,209	11,433	12,569	9,718
Research and development(1)(2)	13,541	10,068	8,800	7,313	6,619	6,563	6,647	6,086
General and administrative(1)(3)	5,961	4,759	3,822	4,189	5,280	2,352	2,138	1,796
	42,029	33,043	28,713	25,042	24,108	20,348	21,354	17,600
Loss from operations	(6,519)	(4,300)	(3,461)	(3,476)	(4,495)	(4,109)	(7,039)	(5,972)
Other income (expense)	212	(357)	165	(1,054)	(303)	(159)	159	(393)
Net loss and comprehensive loss	$(6,307)	$(4,657)	$(3,296)	$(4,530)	$(4,798)	$(4,268)	$(6,880)	$(6,365)
Net loss per share—basic and diluted(4)	$(0.08)	$(0.06)	$(0.06)	$(0.12)	$(0.12)	$(0.11)	$(0.18)	$(0.16)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three Months Ended
	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	(in thousands)
Cost of revenues	$147	$67	$72	$59	$100	$54	$65	$40
Sales and marketing	670	325	182	174	245	161	157	133
Research and development	3,520	1,248	826	779	767	512	628	869
General and administrative	872	628	491	428	365	156	118	73
	$5,209	$2,268	$1,571	$1,440	$1,477	$883	$968	$1,115

(2) Includes refundable tax credits as follows:

	Three Months Ended
	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	(in thousands)
Refundable tax credits	$535	$223	$—	$300	$575	$240	$240	$240
(3) Includes non-recurring sales and use tax expense as follows:

	Three Months Ended
	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	(in thousands)
Sales and use tax expense	$—	$—	$—	$566	$2,182	$—	$—	$—
(4) For periods preceding our initial public offering, does not give effect to the conversion of our Series A, Series B and Series C convertible preferred shares into Class B multiple voting shares, which occurred upon the consummation of our IPO on May 27, 2015.

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended December 31, 2015.

	Three Months Ended
	Dec 31, 2015	Sep 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
Revenues
Subscription solutions	49.3%	56.0%	56.7%	59.8%	57.9%	64.7%	65.7%	69.4%
Merchant solutions	50.7%	44.0%	43.3%	40.2%	42.1%	35.3%	34.3%	30.6%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	10.9%	12.2%	12.1%	13.5%	14.4%	16.9%	16.2%	17.5%
Merchant solutions	38.5%	33.4%	31.7%	28.8%	29.9%	23.7%	23.3%	20.7%
	49.4%	45.5%	43.8%	42.3%	44.3%	40.6%	39.5%	38.2%
Gross profit	50.6%	54.5%	56.2%	57.7%	55.7%	59.4%	60.5%	61.8%
Operating expenses:
Sales and marketing	32.1%	34.5%	35.8%	36.3%	34.7%	41.8%	53.1%	51.7%
Research and development	19.3%	19.1%	19.6%	19.6%	18.8%	24.0%	28.1%	32.4%
General and administrative	8.5%	9.0%	8.5%	11.2%	15.0%	8.6%	9.0%	9.5%
	59.9%	62.6%	63.9%	67.1%	68.5%	74.4%	90.2%	93.6%
Loss from operations	(9.3)%	(8.1)%	(7.7)%	(9.3)%	(12.8)%	(15.0)%	(29.7)%	(31.7)%
Other income (expense)	0.3%	(0.7)%	0.4%	(2.8)%	(0.9)%	(0.6)%	0.7%	(2.1)%
Net loss and comprehensive loss	(9.0)%	(8.8)%	(7.3)%	(12.1)%	(13.6)%	(15.6)%	(29.1)%	(33.8)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Our merchants typically process additional GMV during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Our quarterly revenue increased sequentially for each period presented, primarily due to sales of new subscriptions to our platform as well as the introduction and growth of merchant solutions. We cannot assure you that this pattern of sequential growth in revenue will continue.

Our gross margin percentage has declined over the past eight quarters primarily due to the impact of Shopify Payments. Merchant solutions are intended to supplement subscription solutions by providing additional value to our merchants and increasing their use of our platform. As a result, while our total revenues have increased in recent periods as a result of offering Shopify Payments, our cost of revenues has correspondingly increased in these periods. Although merchant solutions generally have a lower gross margin than subscription solutions, we believe that our merchant solutions make it easier for our merchants to start a business and grow on our platform.

Quarterly Operating Expenses Trends

Total operating expenses generally increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Key Balance Sheet Information

	Years ended
	December 31, 2015	December 31, 2014	December 31, 2013
	(in thousands)
Cash, cash equivalents and marketable securities	$190,173	$59,662	$83,529
Total assets	243,712	95,193	95,788
Total liabilities	48,395	27,461	10,407

Total assets increased $148.5 million, or 156.0%, as at December 31, 2015 compared to December 31, 2014, principally due to an increase of $130.5 million of cash, cash equivalents, and marketable securities as a result of the proceeds from the IPO and cash provided by operating activities, offset by cash used in investing activities. Additionally, property, equipment and intangible assets increased by $14.4 million as at December 31, 2015 compared to December 31, 2014, due to the expansion and leasehold improvements related to our facilities in Ottawa, Toronto, Waterloo and Montreal as well as capitalized software development costs associated with internal use software and software to support the growth of the business.

Total assets decreased $0.6 million, or 0.6%, as at December 31, 2014, compared to December 31, 2013, principally due to a decrease of $23.8 million of cash, cash equivalents, and marketable securities that was primarily used to purchase $22.7 million of property, equipment and intangible assets resulting from the expansion and leasehold improvements related to our facilities in Ottawa, Toronto, and Montreal as well as capitalized software development costs associated with software to support the growth of the business.
Liquidity and Capital Resources
To date, we have financed our operations primarily through the sale of equity securities, raising approximately $228 million, net of issuance costs, from investors to date.
In 2011, we entered into a revolving credit facility with a Canadian chartered bank that is renewable annually for borrowing of up to $1.5 million CAD. This credit facility is collateralized by cash and cash equivalents and its interest rate is tied to the Bank of Canada prime lending rate plus 0.3%. As at the date of this filing, no amounts were drawn on this credit facility and $1 million CAD under the facility was pledged as collateral for letters of credit.
In March 2015, we entered into a credit facility with Silicon Valley Bank, which provides for a $25 million revolving line of credit bearing interest at the U.S. prime rate, as established by the Wall Street Journal plus or minus 25 basis points per annum. As at December 31, 2015 the effective rate was 3.25%. The credit facility is collateralized by substantially all of our assets, including the stock of our subsidiaries, but excluding our intellectual property, which is subject to a negative pledge, and has a maturity date of March 11, 2016. As at the date of this filing, no amounts were drawn under this credit facility and we are in compliance with all of the covenants contained therein.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at December 31, 2015 was $178.0 million. Given the ongoing cash generated from operations and our existing cash and credit facilities, we believe there is sufficient liquidity to meet our current and planned financial obligations. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and the expansion of sales and marketing activities. Although we currently are not a party to any agreement and do not have any understanding with any third-parties with respect to potential investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $130.5 million to $190.2 million as at December 31, 2015 from $59.7 million as at December 31, 2014, as a result of the proceeds from our initial public offering and cash provided by operating activities, offset by cash used in investing activities.
Current marketable securities include money market funds, U.S. term deposits, U.S federal bonds and corporate bonds, all maturing within the next year from the date of the annual consolidated balance sheet.

The following table summarizes our total cash, cash equivalents and marketable securities as at December 31, 2015, 2014 and 2013 as well as our operating, investing and financing activities for the years ended December 31, 2015, 2014 and 2013:

	Twelve Months Ended December 31,
	2015	2014	2013
Cash, cash equivalents and marketable securities (end of period)	$190,173	$59,662	$83,529
Net cash provided by (used in):
Operating activities	$15,756	$(801)	$1,396
Investing activities	(83,840)	(40,366)	(5,332)
Financing activities	137,855	140	70,053
Effect of foreign exchange on cash and cash equivalents	(1,654)	(549)	(243)
Net increase (decrease) in cash and cash equivalents	68,117	(41,576)	65,874
Change in marketable securities	62,394	17,709	—
Net increase (decrease) in cash, cash equivalents and marketable securities	$130,511	$(23,867)	$65,874

Cash Flows From Operating Activities

Our largest source of operating cash is from subscription solutions. These payments are typically paid to us at the beginning of the applicable agreement’s term. We also generate significant cash flows from our Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. Our primary uses of cash from operating activities are for employee-related expenditures, marketing programs and leased facilities.

Net cash flows from operating activities for the year ended December 31, 2015 as compared to the same period of 2014 improved by $16.6 million primarily as a result of our lower net loss, which was mainly driven by decreases in selling and marketing and research and development expenses as a percentage of revenue as compared to the same period in the prior fiscal year. The Company's net loss included non-cash charges of $7.2 million of amortization and depreciation,

$7.8 million of stock-based compensation expense, and $0.4 million from the vesting of restricted shares. The changes in our operating assets and liabilities resulted in a net source of cash of $17.3 million as compared to $11.8 million in the same period of 2014, primarily attributable to an increase of $11.2 million in accounts payable and accrued liabilities due to an increase in payment processing costs, marketing costs and third-party partner commissions; a $6.2 million increase in deferred revenue due to the growth in sales of our subscription solutions; and a $3.5 million increase of lease incentives related to our facilities in Ottawa, Toronto, and Montreal, offset by a $4.7 million increase in other current assets driven primarily by an increase in prepaid expenses.

Net cash from operating activities for the year ended December 31, 2014 as compared to the same period of 2013 decreased by $2.2 million primarily as a result of the Company's larger net loss, which was mainly driven by lower gross margin and increased general and administrative expenses as a percentage of revenue as compared to the same period in the prior fiscal year. The Company's net loss included non-cash charges of $4.4 million in stock-based compensation and $4.7 million in amortization of property, equipment and intangible assets. The changes in our operating assets and liabilities resulted in a net source of cash of $11.8 million as compared to $2.6 million in the same period of 2013, primarily attributed to a $2.8 million increase in deferred revenue resulting from growth in our subscription sales, a $6.0 million increase in accounts payable and accruals attributable to increased expenses associated with the growth of the business as well as a sales tax accrual and a $7.3 million increase in lease incentives relating to initial rent-free periods and leasehold incentives on our new office leasing arrangements. This was partially offset by a $3.9 million increase in trade and other receivables attributable to the growth of refundable tax credits and a $0.4 million increase in other current assets caused by timing of prepaid contract renewals and deposits on purchases.

Cash Flows From Investing Activities

To date, cash flows used in investing activities have primarily related to the purchase and sale of marketable securities, purchases of computer and hosting equipment, leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce as well as software development costs eligible for capitalization.
Net cash used in investing activities in the year ended December 31, 2015 was $83.8 million, reflecting net purchases of $62.4 million in marketable securities. Cash used in investing activities also included $16.5 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding merchant base and equipment to support our growing workforce. Additionally, $2.0 million was spent on capitalized software development costs associated with internal use software and software to support the growth of the business, while a further $1.9 million was used to purchase intangible assets to complement our platform.

Net cash used in investing activities in the year ended December 31, 2014 was $40.4 million, reflecting net purchases of $17.8 million in marketable securities. Cash used in investing activities also included $20.6 million used to purchase property and equipment, which primarily consists of expenditures on leasehold improvements, equipment used in our data centers to support our expanding customer base and equipment to support our growing workforce. Additionally, $1.2 million was spent on software development costs which were eligible for capitalization associated with internal use software and software to support the growth of the business, while a further $0.9 million was used to purchase intangible assets to complement our platform.

Net cash used in investing activities in the year ended December 31, 2013 was $5.3 million, reflecting $3.5 million for the acquisition of equipment used in our data centers, equipment to support our growing workforce and expenditures on leasehold improvements, $0.7 million was spent on capitalized software development costs associated with internal use software, $0.3 million was spent on software to support the growth of the business and $0.8 million was used in connection with the acquisition of Jet Cooper Ltd. and Atatomic Inc.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, our initial public offering and exercises of stock options.

Net cash provided by financing activities in the year ended December 31, 2015 was $137.9 million, reflecting $136.3 million in proceeds from our initial public offering, net of issuance costs, and $1.6 million in proceeds from the issuance of Class B multiple voting shares as a result of stock option exercises.

Net cash provided by financing activities in the year ended December 31, 2014 was $0.1 million, reflecting $0.1 million in proceeds from the issuance of Class B multiple voting shares as a result of stock option exercises.

Net cash provided by financing activities in the year ended December 31, 2013 was $70.1 million, reflecting $69.8 million in net proceeds from the issuance of Series C convertible preferred shares and $0.3 million in proceeds from the issuance of common shares as a result of stock option exercises.

Contractual Obligations and Contingencies
Our principal commitments consist of obligations under our credit facility and operating leases for equipment and office space. The following table summarizes our contractual obligations as of December 31, 2015:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Bank indebtedness	$—	$—	$—	$—	$—
Operating lease obligations(1)	5,804	15,716	16,028	42,594	80,142
Total contractual obligations	$5,804	$15,716	$16,028	$42,594	$80,142

(1) Consists of payment obligations under our office leases in Ottawa, Toronto, Montreal and Kitchener-Waterloo.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases (which have been disclosed under “Contractual Obligations and Contingencies”).

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and concentration of credit. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-U.S. dollar based payment processing and other merchant solutions revenues increase.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $190.2 million as of December 31, 2015, of which $103.8 million was invested in money market funds and corporate bonds. The cash and cash equivalents are held for operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as “held to maturity,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, and foreign exchange forward contracts subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange forward contracts only with large Canadian, Irish, Australian and United States banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Controls and Procedures

In accordance with teh Canadian Securities Administrators National Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings" ("NI 52-109"), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company is relying on the statutory exemption contained in section 1.8 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same tie such certificates are required to be filed with the United States Securities and Exchange Commission.

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The Chief Executive Officer and Chief Financial Officer have evaluated the design of the Company’s disclosure controls and procedures as at December 31, 2015 and based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effectively designed as at December 31, 2015.

Internal Controls Over Financial Reporting

This MD&A does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

During the year ended December 31, 2015 there were no changes to our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

Revenue Recognition

Our sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchant with the right to take possession of the software supporting our platform at any time and are therefore accounted for as service contracts. Our subscription solutions contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

We recognize revenue when all of the following criteria are met:

•there is persuasive evidence of an arrangement;
•the services have been or are being provided to the merchant;
•the amount of fees to be paid by the customer is fixed or determinable; and
•collection is reasonable assured.

We follow the guidance provided in ASC 605-45, Principal Agent Considerations for determining whether we should recognize revenue based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. We recognize revenue from Shopify Shipping and the sales of apps on a net basis as it has been determined that we are the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as we have determined we are the principal in the arrangement, in that we are the primary obligor for providing services and assume the risk of any loss or changes in costs.

Software Development Costs

Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses, contractor and consultant fees, stock-based compensation and corporate overhead allocations, including depreciation.

We capitalize certain development costs incurred in connection with our internal use software. These capitalized costs are related to the development of our software platform that we host and which is accessed by our merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. We capitalize all direct and incremental costs incurred during the application phase, until such time as the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing.

We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life of three years.

Stock-Based Compensation

We have granted stock-based awards, including stock options and restricted shares, to our employees, certain consultants and members of our board of directors. Stock-based compensation is measured based on the fair value of the awards on the grant date and recognized in our Consolidated Statement of Operations and Comprehensive Loss over the period during which the recipient is required to perform services in exchange for the award, generally the vesting period. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model, single option approach. Our option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying shares, the expected term of the awards, the expected volatility of the price of our shares, risk-free interest rates and the dividend rate. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

The following weighted-average assumptions were used to determine stock-based compensation expense in the periods presented below:

	Year Ended December 31,
	2015	2014	2013
Volatility	64.3%	62.4%	73.9%
Risk-free rate	1.62%	1.82%	1.67%
Dividend yield	Nil	Nil	Nil
Average expected life	5.26	5.73	6.06

These assumptions are estimated as follows:

•
Fair Value of Common Stock. Prior to our initial public offering in May 2015, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant. Valuations of our stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountant Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Since our initial public offering, we have used the Volume Weighted Average Price for our common stock as reported on the New York Stock Exchange.

•
Expected Term. We determine the expected term based on the average period the stock options are expected to remain outstanding. We base the expected term assumptions on our historical stock behavior combined with estimates of post-vesting holding period.

•
Expected Volatility. We determine the price volatility factor based on the historical volatility of publicly traded industry peers. To determine our peer group of companies, we consider public companies in the technology industry and select those that are similar to us in size, stage of life cycle, and financial leverage. We intend to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•
Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the stock options for each stock option group.

•	Expected Dividend. We have not paid and do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero in the option pricing model.

•
Forfeiture. We estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

Recently Issued Accounting Standards not yet Adopted

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015 the Financial Accounting Standards Board issued ASU No. 2015-14, which deferred the effective date for all entities by one year. The standard becomes effective for reporting periods beginning after December 15, 2017, with early adoption permitted. We are currently assessing the impact of these standards.

In February 2015, the Financial Accounting Standards Board issued ASU No. 2015-02 “Consolidations (Topic 810)—Amendments to the Consolidation Analysis”. The new standard makes amendments to the current consolidation guidance, including introducing a separate consolidation analysis specific to limited partnerships and other similar entities. Under this analysis, limited partnerships and other similar entities will be considered a variable-interest entity (“VIE”) unless the limited partners hold substantive kick-out rights or participating rights. The standard is effective for annual periods beginning after December 15, 2015. We are currently assessing the impact of this new standard.

In April 2015, the Financial Accounting Standards Board issued ASU No. 2015-05, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. The amendment is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. We are currently assessing the impact of this new standard.

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent)”, which amends ASC 820, Fair Value Measurement. The standard removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient and removes certain related disclosure requirements. The standard will be effective for our fiscal year beginning January 1, 2016. We are currently assessing the impact of this new standard.

In November 2015, the Financial Accounting Standards Board issued ASU 2015-17, "Income Taxes (Topic 740)", which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The standard will be effective for the Company’s fiscal year beginning January 1, 2016. The Company is currently assessing the impact of this new standard.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SH). As of February 9, 2016 there were 57,338,837 Class A subordinate voting shares issued and outstanding, and 23,002,175 Class B multiple voting shares issued and outstanding.

As of February 9, 2016 there were 10,244,090 options outstanding under the Company’s Legacy Option Plan, 6,952,868 of which were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of February 9, 2016 there were 654,125 options outstanding under the Company’s new Stock Option Plan, 1,458 of which were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share.

As of February 9, 2016 there were 428,566 RSUs outstanding under the Company’s Long Term Incentive Plan.